

February 27, 2009

Mr. Carl A. Chase
Chief Financial Officer
ABC Funding, Inc.
6630 Cypresswood Drive, Suite 200
Houston, TX 77379

> **Re: ABC Funding, Inc**
> **Form 8-K Filed February 12, 2009**
> **Response Letter Dated February 26, 2009**
> **Form 8-K/A Filed February 26, 2009**
> **File No. 000-51710**

Dear Mr. Chase:

We have completed our review of your Form 8-K and related filings and have no further comments at this time. Please note that this letter is only applicable to the above-referenced filings and does not relate to reviews of other filings.

Sincerely,

Jill Davis
Branch Chief